FILED PURSUANT TO RULE 424 (B)(3)

File Number 333-144884

ARAMARK CORPORATION

SUPPLEMENT NO. 6 TO

MARKET MAKING PROSPECTUS DATED

DECEMBER 22, 2010

THE DATE OF THIS SUPPLEMENT IS APRIL 18, 2011

ON APRIL 18, 2011, ARAMARK CORPORATION FILED THE ATTACHED

CURRENT REPORT ON FORM 8-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): April 18, 2011

ARAMARK CORPORATION

(Exact name of registrant as specified in charter)

Delaware	001-04762	95-2051630
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1101 Market Street Philadelphia, Pennsylvania		19107
(Address of Principal Executive Offices)		Zip Code

Registrant’s telephone, including area code: 215-238-3000

N/A

(Former name and former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Amendment to Existing Credit Agreement

On April 18, 2011, ARAMARK Corporation (the “Company”) entered into Amendment Agreement No. 1 (the “Amendment Agreement”) to the Amended and Restated Credit Agreement dated as of March 26, 2010 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among the Company (as successor to RMK Acquisition Corporation), ARAMARK Canada Ltd. (the “Canadian Borrower”), ARAMARK Investments Limited (the “U.K. Borrower”), ARAMARK Ireland Holdings Limited (the “Irish Borrower”), ARAMARK Holdings GmbH & Co KG (the “German 1 Borrower”), ARAMARK GmbH (the “German 2 Borrower” and, together with the U.S. Borrower, the Canadian Borrower, the U.K. Borrower, the Irish Borrower and the German 1 Borrower, the “Borrowers”), ARAMARK Intermediate Holdco Corporation (“Intermediate Holdings”), each subsidiary of the Company that, from time to time, becomes a party thereto, the financial institutions from time to time party thereto (the “Lenders”), JPMorgan Chase Bank, N.A., as LC Facility Issuing Bank (in such capacity, the “LC Facility Issuing Bank”), the Issuing Banks named therein, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent for the Lenders thereunder (in such capacities, the “Agent”) and the other parties thereto from time to time.

Among other things, the Amendment Agreement extends, from January 26, 2013 to January 26, 2015, the maturity of, and increases, from $435 million to $500 million, the U.S. Dollar denominated portion of the Company’s existing revolving credit facility. The other revolving credit facilities available to the Company under the Credit Agreement, which total $165 million and are available in both U.S. dollars and other foreign currencies, were not extended and remain unchanged. Any commitments from existing lenders in the U.S. Dollar facility that were not extended have been terminated. As a result, the Company’s aggregate revolver capacity under the Credit Agreement will be $665 million through January 2013 and $500 million from January 2013 through the January 2015 extended maturity date. From and after the effective date of the Amendment Agreement, borrowings under the new U.S. revolving facility have an applicable margin of 3.25% for Eurocurrency rate borrowings and 2.25% for base-rate borrowings. The new U.S. revolving facility has an unused commitment fee of 0.50% per annum. The maturity date of the U.S. revolving facility will accelerate from January 26, 2015 to October 26, 2013 if non-extended term loans in excess of $250 million remain outstanding on October 26, 2013. The non-extended term loans are due on January 26, 2014. In addition, the maturity date of the new U.S. revolving facility will accelerate to October 31, 2014 if any of the Company’s senior fixed rate notes due 2015 or senior floating rate notes due 2015 remain outstanding on October 31, 2014. The Company’s senior fixed rate notes due 2015 or senior floating rate notes due 2015 mature on February 1, 2015. All other terms are substantially similar to the terms of the existing revolving credit facilities.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment Agreement, filed as Exhibit 10.1 hereto and incorporated by reference herein.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 above is incorporated by reference into this Item 2.03. On April 18, 2011, the Company borrowed approximately $140 million under the new U.S. revolving facility included in its senior secured credit agreement to fund a dividend paid to its ultimate parent company, ARAMARK Holdings Corporation, and to pay certain expenses incurred by the Company related to the Amendment Agreement.

Item 8.01	Other Events.

1. Issuance of 8.625% / 9.375% Senior Notes due 2016 by ARAMARK Holdings Corporation

On April 18, 2011, ARAMARK Holdings Corporation (“Holdings”), the indirect parent of the Company, issued $600,000,000 aggregate principal amount of 8.625% / 9.375% Senior Notes due 2016 (the “Notes”) pursuant to an indenture, dated as of April 18, 2011, among Holdings and The Bank of New York Mellon, as Trustee (the “Indenture”). The following is a brief description of the terms of the Notes and the Indenture and is qualified by reference to the terms of the Indenture filed as Exhibit 10.2 to this Current Report on Form 8-K and incorporated herein by reference. Capitalized terms not defined herein shall have the meanings specified in the Indenture.

Interest

Interest on the Notes will accrue at the rate of 8.625% per annum with respect to cash and 9.375% per annum with respect to any payment in-kind interest, and will be payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2011, to the holders of the Notes of record on the immediately preceding April 15 and October 15. The initial interest payment on the Notes will be payable in cash. For each interest period thereafter, Holdings will have the ability to pay the interest on the Notes through the issuance of additional Notes to the extent that Holdings is unable to pay such interest in cash based upon amounts on hand and from dividends and distributions permitted to be made to it from its restricted subsidiaries.

Subsidiary Guarantees

On the Issue Date, the Notes were not guaranteed by the Company or any other of Holdings’ subsidiaries. After the Issue Date, Holdings is obligated to cause any restricted subsidiary that guarantees any other indebtedness of Holdings to guarantee the Notes.

Ranking

The Notes are the unsecured, senior obligations of Holdings. They rank equal in right of payment to all existing and future senior indebtedness of Holdings. The Notes will be effectively subordinated to all secured indebtedness of Holdings, to the extent of the value of the collateral securing such indebtedness, and will be structurally subordinated to all obligations (including trade payables, the Senior Credit Facilities, the ARAMARK Notes and the Existing 2012 Notes) of each of Holdings’ existing and future subsidiaries, including the Company and its subsidiaries.

Optional Redemption

At any time prior to May 1, 2012, Holdings may redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest thereon to, the redemption date, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

From and after May 1, 2012, Holdings may redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon to the applicable redemption date, subject to the right of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on May 1 of each of the years indicated below:

Year	Percentage
2012	102.000%
2013	101.000%
2014 and thereafter	100.000%

Prior to May 1, 2012, Holdings may, at its option, redeem up to 35% of the sum of the aggregate principal amount of all Notes issued under the Indenture at a redemption price equal to 108.625% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, subject to the right of holders of the Notes on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more equity offerings of Holdings or any direct or indirect parent of Holdings to the extent such net proceeds are contributed to Holdings; provided that: (1) at least 50% of the sum of the aggregate principal amount of Notes originally issued under the Indenture and any Additional Notes that are issued under the Indenture after the Issue Date remain outstanding immediately after the occurrence of each such redemption; and (2) each such redemption occurs within 90 days of the date of closing of each such equity offering.

Repurchase at the Option of Holders

Change of Control

Upon the occurrence of certain kinds of changes of control, Holdings will be required to make an offer to purchase the Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, to the purchase date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date.

Asset Sales

If Holdings sells assets under certain circumstances, Holdings will be required to make an offer to purchase the notes at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest to the purchase date.

Covenants

The Indenture contains covenants that are substantially similar to the covenants in the indenture governing the Company’s senior fixed rate notes due 2015 and senior floating rate notes due 2015. These covenants limit, among other things, Holdings’ ability and the ability of its restricted subsidiaries to:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends and make certain distributions, investments and other restricted payments;

•	create certain liens;

•	sell assets;

•	enter into transactions with affiliates;

•	limit the ability of restricted subsidiaries to make payments to Holdings;

•	enter into sale and leaseback transactions;

•	merge, consolidate, sell or otherwise dispose of all or substantially all of their assets; and

•	designate subsidiaries as unrestricted subsidiaries.

Events of Default

The Indenture also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes issued under the Indenture to be due and payable immediately.

2. Declaration of Dividend

On April 18, 2011, the Company declared and paid a dividend in the amount of $132.6 million to ARAMARK Intermediate Holdco Corporation, its sole stockholder, and ARAMARK Intermediate Holdco Corporation declared and paid a dividend in the amount of $132.6 million to Holdings, its sole stockholder. The Company funded the payment of its dividend primarily through revolver borrowings under its senior secured credit agreement.

On April 18, 2011, Holdings declared a dividend, funded with the net proceeds of the Notes and the dividends from its subsidiaries noted above, of approximately $711 million in the aggregate, payable to its stockholders. In connection with the dividend from Holdings to its stockholders, the per share option exercise price of each outstanding option was reduced as required under the ARAMARK Holdings Corporation 2007 Management Stock Incentive Plan.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits:

10.1	Amendment Agreement No. 1, dated as of April 18, 2011, to the Credit Agreement, dated as of January 26, 2007, as amended and restated as of March 26, 2010, by and among ARAMARK Corporation (as successor to RMK Acquisition Corporation), ARAMARK Canada Ltd., ARAMARK Investments Limited, ARAMARK Ireland Holdings Limited, ARAMARK Holdings GmbH & Co KG, ARAMARK GmbH, ARAMARK Intermediate Holdco Corporation, the Guarantors (as defined therein) party thereto, the Lenders (as defined therein), JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and LC facility issuing bank and the other parties thereto from time to time.

10.2	Indenture, dated as of April 18, 2011, among ARAMARK Holdings Corporation and The Bank of New York Mellon, as Trustee

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARAMARK CORPORATION

Date: April 18, 2011	By:	/s/ L. FREDERICK SUTHERLAND
	Name:	L. Frederick Sutherland
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	Amendment Agreement No. 1, dated as of April 18, 2011, to the Credit Agreement, dated as of January 26, 2007, as amended and restated as of March 26, 2010, by and among ARAMARK Corporation (as successor to RMK Acquisition Corporation), ARAMARK Canada Ltd., ARAMARK Investments Limited, ARAMARK Ireland Holdings Limited, ARAMARK Holdings GmbH & Co KG, ARAMARK GmbH, ARAMARK Intermediate Holdco Corporation, the Guarantors (as defined therein) party thereto, the Lenders (as defined therein), JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and LC facility issuing bank and the other parties thereto from time to time.

10.2	Indenture, dated as of April 18, 2011, among ARAMARK Holdings Corporation and The Bank of New York Mellon, as Trustee